UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☐   Form 10-K  ☐   Form 20-F  ☐   Form 11-K  ☒   Form 10-Q  ☐   Form N-SAR ☐   Form N-CSR

For period ended: December 31, 2010

☐      Transition report on Form 10-K
☐   Transition report on Form 20-F
☐   Transition report on Form 11-K
☐   Transition report on Form 10-Q
☐   Transition Report on Form N-SAR

For the transition period ended:

Read instruction (on back page) before preparing form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Corporate Resource Services, Inc.
Full name of registrant

160 Broadway, 11th Floor
Address of principal executive office

New York, NY 10038
City, State and Zip Code

PART II – RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Corporate Resource Services, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the three month period ended December 31, 2010 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense due to the additional time and resources required to include in the Company's financial statements the operations of its wholly-owned subsidiary, Integrated Consulting Group, Inc., the business of which was acquired on December 14, 2010.

Part IV – Other Information

(1)                 Name and telephone number of person to contact in regard to this notification:

Jay H. Schecter	(646) 443-2380
(Name)	(Area code) (Telephone number)

(2)                 Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

                  ☒  Yes     ☐   No

(3)                 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒   Yes  ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the Form 10-Q will report an increase in revenue  of approximately $20.7 million for the three months ended December 31, 2010, to $44.9 million, as compared to approximately $24.2 million in the corresponding period of 2009, and an increase in gross profit of approximately $7.2 million for the three months ended December 31, 2010, to $9.1 million for the three months ended December 31, 2010, as compared to  approximately $1.9 million in the corresponding period of 2009.  The increases in revenue and gross profit during the three months ended December 31, 2010 are primarily attributable to revenue generated by businesses acquired during 2010 as well as increased demand for temporary staffing services at the Company’s subsidiaries Accountabilities, Inc. (“Accountabilities”) and Insurance Overload Services, Inc. (“IOS”) (which was acquired by the Company on August 27, 2010, but was accounted for as a pooling of interests from a related party, and therefore, the Company’s results for the three months ended December 31, 2009 were restated to include IOS’ results) during the three months ended December 31, 2010, as compared to the corresponding period of 2009. The Company also expects to report an increase in net income of $0.9 million for the three months ended December 31, 2010, to approximately $0.2 million, as compared to a net loss of approximately $0.7 million in the corresponding period of 2009.  The increase in net income is primarily attributable to improved performance at Accountabilities and the determination to eliminate certain liabilities at IOS, offset by losses of approximately $1.2 million at the Company’s other operating subsidiaries during the three months ended December 31, 2010, which losses include acquisition related expenses of $0.4 million.

Corporate Resource Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 14, 2011                                                              By:  /s/ Jay H. Schecter
Name: Jay H. Schecter
Title: Chief Executive Officer

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